

October 6, 2010

Ms. Dian C. Taylor
Chief Executive Officer
Artesian Resources Corporation
664 Churchmans Road
Newark, Delaware 19702

> **Re:** **Artesian Resources Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **Filed March 11, 2010**
> **Form 10-Q for the Fiscal Period Ended March 31, 2010**
> **Filed May 7, 2010**
> **Form 10-Q for the Fiscal Period Ended June 30, 2010**
> **Filed August 6, 2010**
> **File No. 000-18516**

Dear Ms. Taylor:

We have reviewed your response letter and have the following comments. You should comply with the comments in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us in sufficient detail for an understanding of the disclosure how you intend to comply by providing us with your proposed revisions. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2009

Item 9A. Controls and Procedures, page 65

1. We note your response to comment three in our letter dated August 31, 2010, including your revised disclosure that your disclosure controls and procedures were *effective* to provide reasonable assurance of achieving their objectives. However, it does not appear that you have revised your proposed disclosure to clarify, if true, that your disclosure controls and procedures also were *designed* to provide reasonable assurance of achieving their objectives. Please revise your proposed disclosure accordingly. In addition, please

confirm supplementally that your disclosure controls and procedures were designed to provide reasonable assurance of achieving their objectives for the time period covered by the Form 10-K for the fiscal year ended December 31, 2009.

Item 13. Certain Relationships and Related Transactions, and Director Independence, page 82

2. We note your response to comment nine in our letter dated August 31, 2010. However, disclosure is required under Item 404(b) of Regulation S-K even in the event a registrant is not required to report any transactions under Item 404(a) of Regulation S-K. Accordingly, please revise your disclosure to include the information required by Item 404(b) of Regulation S-K. For further guidance, refer to Question 130.06 of the Regulation S-K Compliance and Disclosure Interpretations located on our website at www.sec.gov.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Please contact Lilyanna L. Peyser, Attorney Advisor, at (202) 551-3222 or me at (202) 551-3720 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director